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                                                     OMB APPROVAL
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                                     FORM 4

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

    Ansary                          Hushang
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   (Last)                           (First)             (Middle)

     c/o IRI International Corporation
     1000 Louisiana, Suite 5900
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     (Street)

   Houston                            TX                77002
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   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     IRI International Corporation - IIR
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________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

     June, 2000
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________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [x]  Director                             [x]  10% Owner
     [x]  Officer (give title below)           [ ]  Other (specify below)

                          Chairman of the Board and CEO
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable box)

     [x]  Form filed by One Reporting Person
     [ ]  Form filed by More than One Reporting Person
________________________________________________________________________________



                               Page 1 of 2 pages
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                               6.
                                                                 4.                              5.            Owner-
                                                                 Securities Acquired (A) or      Amount of     ship
                                                    3.           Disposed of (D)                 Securities    Form:      7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially  Direct     Nature of
                                      2.            Code         ------------------------------- Owned at End  (D) or     Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month      Indirect   Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3     (I)        Ownership
(Instr. 4)                        (Month/Day/Year)   Code     V                  (D)             and 4)        (Instr. 4) (Instr. 4)
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


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Common Stock                      6/28/00             U              14,751,000   D      **       0              D        N/A
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Common Stock                      6/28/00             U               2,700,000   D      **       0              I        Held by
                                                                                                                          Son***
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Common Stock                      6/28/00             U               3,000,000   D      **       0              I        Held by
                                                                                                                          Daughter
                                                                                                                            ***
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Common Stock                      6/28/00             U                 937,000   D      **       0              I        Held by
                                                                                                                          Ansary
                                                                                                                          Family
                                                                                                                          Trust***
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Common Stock                      6/28/00             U                 160,000   D      **       0              I        Held by
                                                                                                                          Ansary
                                                                                                                          Foundation
                                                                                                                            ***
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

* If the form is filed by more than one reporting person, see instruction 4(b)(v). Reminder:
** Pursuant to an Agreement of Merger, dated March 15, 2000, among National-Oilwell, Inc. ("NOI"), Ansary Acquisition, Inc. and IRI International Corporation ("IRI"), each share of IRI common stock was converted into .3385 shares of NOI common stock.
***  Mr. Ansary disclaims beneficial ownership of these shares.

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                 SEC 1474 (7/96)

                               Page 1 of 2 Pages

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code   V  (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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

Explanation of Responses:


*** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: If space provided is insufficient, see Instruction 6 for procedure. Potential persons who are to respond to the collection of information in this form are not required to respond unless the form displays a currently valid OMB Number.


HUSHANG ANSARY


/s/          HUSHANG ANSARY                                   June 27, 2000
---------------------------------------------            -----------------------
     ***SIGNATURE OF REPORTING PERSON                             DATE

File three copies of this Form, one of which must be annually signed.

                                                                          Page 2
                                                                 SEC 1474 (7/96)

                               Page 2 of 2 pages